

Mail Stop 4628

April 18, 2018

<u>Via E-mail</u>
Joel L. Thomas
Executive Vice President & Chief Financial Officer
Alliance One International, Inc.
8001 Aerial Center Parkway
Morrisville, NC 27560-8417

  Re: **Alliance One International, Inc.**
    10-K for Fiscal Year Ended March 31, 2017
    Filed June 14, 2017
    File No. 1-13684

Dear Mr. Thomas:

  We refer you to our comment letter dated March 30, 2018, regarding business contacts with Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Cecilia Blye

       Cecilia Blye, Chief
       Office of Global Security Risk

cc: Ann Parker
   Assistant Director
   Division of Corporation Finance

   William L. O'Quinn, Jr.
   Senior Vice President, Chief Legal Officer and Secretary
   Alliance One International, Inc.